Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway announces acquisition of renewal and certain processing operations of The Robert Plan Corporation

    TORONTO, Jan. 18 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway") announced today that it had entered into an agreement with
The Robert Plan Corporation ('RPC') whereby Kingsway has acquired the renewal rights of RPC's assigned risk business. As part of these arrangements, RPC has been given the authority to market the assigned risk programs on behalf of
Kingsway, and Kingsway has assumed certain operating functions related to this business. RPC has also been granted an option for a limited period of time to repurchase these rights and acquire these operating functions from Kingsway.
    "We are pleased to have solidified our arrangements with RPC", said Bill
Star, President and CEO of Kingsway Financial. "This transaction strengthens our relationship with RPC and further illustrates our commitment to the assigned risk business in the United States."

    About the Company
    -----------------

    Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S..
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    Lincoln General Insurance Company, Universal Casualty Insurance Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and
Kingsway Reinsurance (Bermuda) Ltd. are all rated "A-" (Excellent) by A.M.
Best. Kingsway General and York Fire are rated "B++" (Very Good) and American
Country and U.S. Security are rated "B+" (Very Good) by A.M. Best. The
Company's senior debt is rated investment grade "BBB-"(stable) by Standard and
Poor's and A.M. Best and "BBB" (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto
Stock Exchange and the New York Stock Exchange, under the trading symbol
"KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 629-7888, Fax: (905) 629-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 09:58e 18-JAN-07